March 14, 2006

Mail Stop 4561

Rimas Buinivicius
Chairman and Chief Executive Officer
Sonic Foundry, Inc.
222 West Washington Avenue
Madison, WI 53703

Re:	Sonic Foundry, Inc.
	Amendment no. 1 to Form S-3
      Filed February 21, 2006
	File No. 333-130612

Dear Mr. Buinivicius:

	We have reviewed the above amendment and have the following comment.

Selling Stockholders
1. In response to prior comment 2 of our letter dated January 7, 2006, you added information to footnotes (5) and (11) that identifies natural persons who exercise dispositive and voting powers concerning the offered securities. However, the footnotes containing this information relate to the shares offered by TechPar Group and Tweentieth Century Markets and as well as to Joel P. Adams and Ron Gillies. Please revise or otherwise clarify the relationship of the information on footnotes (5) and (11) to these individuals.
2. In your response letter, you provided representations of Mr. Simon in response to prior comment 3 of our letter dated January 7, 2006.
Please tell us whether Mr. Simon acquired the warrants and will acquire any underlying shares in the ordinary course of his business.
Also, clarify whether at the time of the purchase of the warrants, Mr. Simon had any agreements or understandings, directly or indirectly, with any persons to distribute the underlying shares of common stock. Please expand the prospectus to contain the representations provided in response to this comment.

Signatures
3. With respect to prior comment 5 of our letter dated January 7, 2006, please provide a signature page in in the format specified by
Form S-3. The signature page should reveal which signatories are signing the document in each of the capacities specified by Form S-3 and Section 6 of the Securities Act. In this regard, the signature page of the amendment is executed only by Mr. Buinivicius, in the capacities of chief executive officer and director. Please note that the signature page must be executed by the principal financial officer (who should be designated as such), the majority of the board of directors (each of whom should be listed, whether or not signing), as well as the principal accounting officer or the controller (designated as such). In this regard, we note that Kenneth A. Minor signed your most recent Form 10-Q, filed February 13, 2006, as Chief
Financial Officer. Please note that the signature requirements for a registration statement under the Securities Act are also imposed with respect to Form 10-K eports filed pursuant to the Securities Exchange
Act of 1934. Please also see, for example, General Instruction D(2)(a) to Form 10-K.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551-3642 with any other questions.

					Sincerely,


					Mark P. Shuman
					Branch Chief - Legal


CC:	Frederick H. Kopko, Jr.
	McBreen & Kopko
	20 N. Wacker Dr., Suite 2520
	Chicago, IL 60606
	Facsimile: (312) 332-2059
Simas Buinivicius, Chairman
Sonic Foundry, Inc.
March 14, 2006
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